Exhibit 12.66

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In millions)
Earnings:
Pretax earnings	$836	$830	$741	$768	$704
Adjustments	(11)	(11)	(7)	(7)	(2)
Fixed charges	277	267	281	286	310
Net earnings	$1,102	$1,086	$1,015	$1,047	$1,012

Fixed Charges:
Interest expense	$255	$247	$264	$269	$287
Adjustments	22	20	17	17	23
Fixed charges	$277	$267	$281	$286	$310

Ratio of earnings to fixed charges	3.98	4.07	3.61	3.66	3.26